MASLON LLP

3300 Wells Fargo Center, 90 South Seventh Street

Minneapolis, MN 55402-4140

P 612-672-8200

F 612-672-8397

www.maslon.com

Alan M. Gilbert Direct Dial: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com

March 6, 2015

SUBMITTED VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Amendment No. 1 to Form 10-K
for the Fiscal Year Ended September 30, 2014
Filed February 18, 2015
Form 8-K Filed January 14, 2015
Response dated February 18, 2015
File Number 333-56262

Dear Ms. Jenkins:

This letter will respond on behalf of the Company to your comment letter dated March 2, 2015 (the “Comment Letter”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2014 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 18, 2015. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. Contemporaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Form 10-K with the Commission (“Amendment No. 2”).

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2014

1.	We note your response to comment 3 from our letter dated January 29, 2015 indicating that you have provided the method your company used to calculate the gold equivalent values throughout the filing, but we note specific gold, silver, platinum or palladium prices are not disclosed. Accordingly, we reissue the comment. Please further amend your filing and provide the specific metals prices used instead of a statement that current metal prices were used.

Pursuant to Amendment No. 2, the Form 10-K has been further amended to provide the specific metals prices used to calculate values throughout the filing, rather than stating that current metal prices were used. See, specifically, the disclosures set forth on pages 9, 10, 20, 21, 22 and 23 of Amendment No. 2.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 6, 2015

Form 8-K filed on January 14, 2015

Exhibit 99

2.	We note your response to comment 11 from our letter dated January 29, 2015 in which you explain the rationale used to arrive at your fiscal 2015 revenue estimates from the sales of precious metals. In order to provide us with a better understanding of how you are expected to achieve a projected gross profit of $65 per ton, please provide the following additional information with respect to your projections:

•	Total expected tons of ore mined, expected tons of waste produced; the final expected amount of ore processed and the expected tons of concentrate produced;

The range of expected tons of ore mined, expected tons of waste produced; the final expected amount of ore processed and the expected tons of concentrate produced are set forth below, along with the range of projected revenue from the sale of the concentrates.

	A	B

Total tons expected to be mined	350,000	400,000

Iron Ore	175,000	200,000
Concentrate	105,000	120,000
Over burden/waste	70,000	80,000
	350,000	400,000

Projected Revenue from Concentrates	$23,100,000	$26,400,000

•	Grade of material processed and the grade of concentrate produced by metal type;

Under its agreements with Logistica U.S. Terminals, LLC and Glencore AG (Exhibits 10.6 and 10.7 to the Form 10-K), the Company has contracted for the sale of concentrates under a minimum grade contract. The contract sales price for such concentrates was negotiated and agreed upon based on the results of processed concentrate testing performed by the buyer.

•	Projected amounts of gold, silver, platinum, and palladium produced;

Under the Logistica and Glencore agreements, the Company has contracted for the sale of concentrates. All amounts of precious metals recovered from such concentrates by the buyer will be the property of the buyer. As stated above, the contract sales price for the concentrates was negotiated and agreed upon based on the results of processed concentrate testing performed by the buyer. The Company has not independently projected the amounts of gold, silver, platinum and palladium to be produced.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 6, 2015

•	Breakdown of operating costs. For example, please provide expenses related to mining, processing, transportation, smelting and refining; and

The range of expected operating costs (cost of sales) is set forth below:

	A	B

Total tons expected to be mined	350,000	400,000
Cost of Sales:
Contracted mining	$1,592,605	$2,072,605
Transportation	$14,700,000	$16,800,000
	$16,292,605	$18,872,605

Under the Company’s agreements with Logistica and Glencore, the Company is not responsible for any additional processing, refining or smelting costs related to the sold concentrates.

•	The amount of general and administrative expenses and other fixed costs allocated to the mining activities.

The amount of general and administrative expenses and other fixed costs allocated to the mining activities are set forth below:

General and Administrative:
General and administrative	$277,000
Compensation burden	756,000
Legal & auditing	251,400
Permits and leases	100,900
Depreciation	84,000
Interest expense	75,000
Option & warrant related costs	678,300
$2,222,600

The Company’s overall calculation of the range of gross profit per ton of concentrates, which is consistent with its projection of $4.5–5.3 million of pre-tax net profit for fiscal 2015 (revenues booked on an accrual basis based on U.S Generally Accepted Accounting Principles), is set forth below:

	A	B

Total tons expected to be mined	350,000	400,000

Iron Ore	175,000	200,000
Concentrate	105,000	120,000
Over burden/waste	70,000	80,000
	350,000	400,000
		(Continued)

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 6, 2015

	A	B

Projected Revenue from Concentrates	$23,100,000	$26,400,000

Cost of Sales:
Contracted mining	$1,592,605	$2,072,605
Transportation	$14,700,000	$16,800,000
	$16,292,605	$18,872,605

Gross Profit	6,807,395	7,527,395

General and Administrative:
General and administrative	$277,000	$277,000
Compensation burden	756,000	756,000
Legal & auditing	251,400	251,400
Permits and leases	100,900	100,900
Depreciation	84,000	84,000
Interest expense	75,000	75,000
Option & warrant related costs	678,300	678,300
	$2,222,600	$2,222,600

Projected pre-tax net earnings	$4,584,795	$5,304,795

Gross profit per ton of concentrates	$65	$63

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

March 6, 2015

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to John F. Stapleton, the Company’s Chief Financial Officer, by telephone at (612) 720-9000, or by email at jstapleton@mriinc.com.

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Charles C. Mottley
John F. Stapleton
Stephen J. Antol
William M. Mower